Form 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2000

Commission File Number 1-5828

DYNAMET INCORPORATED DEFINED CONTRIBUTION PLAN
(Full Title of the Plan)

CARPENTER TECHNOLOGY CORPORATION
(Name of issuer of the securities held
Pursuant to the plan)

1047 North Park Road
Wyomissing, PA 19610-1339
(Address of principal executive
Office of the issuer)

                                                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DYNAMET INCORPORATED DEFINED CONTRIBUTION PLAN (Name of Plan)

Date: June 28, 2001	By: /s/ Terrence E. Geremski Terrence E. Geremski Senior Vice President - Finance and Chief Financial Officer

Financial Statements and Exhibits

(a)     Financial Statements

          The financial statements filed as part of this report are listed in the
          Index to Financial Statements included herein.

(b)     Exhibits

          (1)     Consent of Independent Accountants

DYNAMET INCORPORATED DEFINED CONTRIBUTION PLAN
INDEX TO FINANCIAL STATEMENTS

FORM 11-K ANNUAL REPORT

                                                                                                                                    Form 11-K
                                                                                                                                        Pages

Report of Independent Accountants                                                                              5

Financial Statements:
       Statements of Net Assets Available for Plan Benefits
                 December 31, 2000 and 1999
        -        Common/Collective trusts with PNC Bank:
                 Investment Contract Fund
                 Aggressive Profile Fund
        -        Mutual Funds with PNC Bank:
                 Balanced Fund
                 Index Equity Fund
                 Large Cap Growth Equity Fund
                 Intermediate Government Fund
                 International Equity Fund
                 Small Cap Value Equity Fund

                 Carpenter Technology Common Stock Fund
                 Participant Loan Fund                                                                                    6
       Statements of Changes in Net Assets Available for
         Plan Benefits for the years ended:
                 December 31, 2000
       -         Common/Collective trusts with PNC Bank:
                 Investment Contract Fund
                 Aggressive Profile Fund
       -         Mutual Funds with PNC Bank:
                 Balanced Fund
                 Index Equity Fund
                 Large Cap Growth Equity Fund
                 Intermediate Government Fund
                 International Equity Fund
                 Small Cap Value Equity Fund

                 Carpenter Technology Common Stock Fund
                 Participant Loan Fund                                                                                     7

       Notes to Financial Statements                                                                               8-10

Supplemental Schedules*:

       Assets Held For Investment Purposes as of December 31, 2000                     11

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules
and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of the
Dynamet Incorporated Defined Contribution Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Dynamet Incorporated Defined Contribution Plan (the "Plan") at December 31, 2000 and 1999, and the related changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits of these statements. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and changes in net assets available for benefits for the year ended December 31, 1999, on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (modified cash basis) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

May 21, 2001

Dynamet Incorporated Defined Contribution Plan Statements of Net Assets Available for Benefits December 31, 2000 and 1999 (in thousands of dollars)
	2000	1999

Investments, at estimated fair value:
Common/collective trusts with PNC Bank:
Investment Contract Fund *	$ 1,625	$ 2,336
Aggressive Profile Fund	667	596

	2,292	2,932

Investments, at quoted market value:
Mutual funds with PNC Bank:
Balanced Fund *	4,268	4,321
Index Equity Fund *	4,205	4,262
Large Cap Growth Equity Fund *	3,062	4,204
Intermediate Government Fund	432	500
International Equity Fund	303	202
Small Cap Value Equity Fund	460	272

	12,730	13,761

Carpenter Technology Common Stock Fund	292	159
Participant Loan Fund	232	121

	13,254	14,041

Net assets available for benefits	$ 15,546	$ 16,973

* Individual investments that represent 5% or more of the net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

Dynamet Incorporated
Defined Contribution Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2000

(in thousands of dollars)

Additions:
Investment income:
Net appreciation in fair value of investments, common/collective trusts	$ 12
Interest and dividends	1,353

1,365

Less - Investment expenses	(22)

1,343

Contributions:
Participants	436
Employer	739

1,175

Total additions	2,518

Deductions:
Net depreciation in fair value of investments, mutual funds	3,069
Benefits paid to participants	876

Total deductions	3,945

Net decrease	(1,427)

Net assets available for benefits:
Beginning of year	16,973

End of year	$15,546

The accompanying notes are an integral part of these financial statements.

Dynamet Incorporated
Defined Contribution Plan
Notes to Financial Statements
December 31, 2000 and 1999

   1.    Description of the Plan

  The following brief description of the Dynamet Incorporated Defined Contribution Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

  The plan administrator is Dynamet Incorporated (Dynamet). The Trustee and Plan Custodian is PNC Bank.

  General

  The Plan is a defined contribution plan covering salaried and, effective January 1999, non-union hourly employees of Dynamet, not covered by a collective bargaining agreement. In February 1997, the shareholders of Dynamet sold all of their shares of common stock to Carpenter Technology Corporation (CTC), and Dynamet became a wholly-owned subsidiary of CTC.

  Effective January 1, 1999, the Dynamet Incorporated Retirement Plan for Non-Union Hourly Employees (the Hourly Plan) was merged into the Plan. In connection with this merger, 43 participants of the Hourly Plan became participants in the Plan and account balances in the Hourly Plan of $382,738 were transferred into the Plan.

  All full-time and part-time employees not participating in another Dynamet pension plan are eligible to participate upon the completion of one year of credited service as defined in the Plan Agreement and upon attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

  Contributions

  The Plan permits participants to contribute up to 15% of their pre-tax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Dynamet will contribute an amount equal to 6% of participants' eligible compensation and will match participant contributions up to the first 4%.

  Participant Accounts

  Effective July 1, 1998, each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting

  Prior to July 1, 1998, participants vested 20% after 3 years, 40% after 4 years, 60% after 5 years, 80% after 6 years, and 100% after 7 years. Participants also became 100% vested upon total and permanent disability or death. Effective July 1, 1998, participants fully vest immediately, and all active participants as of that date became fully vested.

  Investment Options

  Upon enrollment in the Plan, a participant may direct contributions in 1% increments in any of nine investment options.

  Available investment options are as follows:

       Carpenter Technology Corporation Common Stock Fund
       PNC Bank managed mutual fund accounts:
            Balanced Fund
            Index Equity Fund
            Large Cap Growth Equity Fund
            Intermediate Government Bond Fund
            International Equity Fund
            Small Cap Value Equity Fund
       PNC Bank Investment Contract Fund
       PNC Bank Aggressive Profile Fund

  Participants may change their investment options daily.

  Participant Notes Receivable

  Participants may borrow from their account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer (from) to the investment fund(s) (to) from the Participant Loan Fund. Loan terms range from 1 to 5 years. The loans are secured by the balance in the participant's account and bear interest at a fixed rate based on the prime rate plus 1% at the time the loans are made. Principal and interest are paid ratably through payroll deductions.

  Payment of Benefits

  Participants or their beneficiaries are entitled to benefits in the form of an annuity or lump-sum distribution, equal to the vested amount in their accounts upon retirement, total and permanent disability, death, or termination of service.

  Forfeited Accounts

  At December 31, 2000, forfeited nonvested accounts totaled $74,987 as a result of non-vested participants terminated prior to July 1, 1998. These accounts will be allocated, in accordance with the Plan, to active participants accounts on an annual basis after the non-vested participant has been terminated for a five year period. During 2000, $28,245 of forfeitures were reallocated to participants' accounts.

   2.   Summary of Accounting Policies

  Basis of Accounting

  The accompanying financial statements are prepared on the modified cash basis of accounting; consequently, investment income and contributions and the related assets are recorded when received rather than when earned, and investment expenses are recorded when paid.

  Accounting Pronouncement

  During 1999, the Plan adopted Statement of Position (SOP) No. 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." SOP No. 99-3 simplifies the presentation and disclosure of by-fund information for participant directed investments.

  Use of Estimates

  The preparation of financial statements in conformity with the basis of accounting described herein requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

  Risks and Uncertainties

  Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

  Investment Valuation

  Investments in common/collective trusts are valued at estimated fair value as reported to the Plan by the Plan Custodian. Investments in mutual funds and the common stock of Carpenter Technology Corporation are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of investments are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost.

  Payments of Benefits

  Benefits are recorded when paid.

  Expenses

  Administrative expenses are paid by the Plan.

   3.    Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by PNC Bank. PNC Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $13,123 for the year ended December 31, 2000.

Shares of CTC common stock were purchased and sold through the open market during 2000.

   4.    Tax Status

The Internal Revenue Service has determined and informed Dynamet by letter dated December 20, 1999, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

   5.    Plan Termination

Although it has not expressed any intent to do so, Dynamet has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, funds will be distributed in accordance with the Plan's provisions.

Dynamet Incorporated
Defined Contribution Plan
Schedule of Assets Held for Investment Purposes
December 31, 2000
			Shares		Fair
	Issuer	Description	or Units	Cost	Value

*	PNC Bank	Investment Contract Fund	28,041	$ 603,438	$ 666,720

*	PNC Bank	Aggressive Profile Fund	724,063	1,305,067	1,624,652

*	PNC Bank	Balanced Fund	262,961	4,208,899	4,267,858

*	PNC Bank	Index Equity Fund	166,008	2,972,277	4,204,971

*	PNC Bank	Large Cap Growth Equity Fund	195,387	3,395,591	3,061,716

*	PNC Bank	Intermediate Government Fund	42,697	423,277	432,095

*	PNC Bank	International Equity Fund	27,148	388,590	302,977

*	PNC Bank	Small Cap Value Equity Fund	26,787	413,670	460,465

*	Carpenter Technology Corporation	Carpenter Technology Common Stock Fund	37,682	243,678	292,466

	Participant Loans	Interest Rate 1% over prime with rates ranging from 8.5% to 10.5%; no loans due past 12/30/2005	-	-	231,890

	Total investments			$13,954,487	$15,545,810

*Designates party-in-interest transactions.

CONSENT OF INDEPENDENT ACCOUNTANTS

        We hereby consent to the incorporation by reference in the Registration Statement on
Form S-8 (number 2-83780) of Carpenter Technology Corporation of our report dated May 21,
2001 relating to the financial statements of the Dynamet Incorporated Defined Contribution Plan,
which appears in this Form 11-K.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania

Dated: June 28, 2001